UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 1)

Boss Holdings, Inc.
(Name of the Issuer)

Boss Holdings, Inc.
G. Louis Graziadio III
William R. Lang
James F. Sanders
Ginarra Partners, LLC
Graziadio Family Trust, udt 10/13/75
(Name(s) of Person(s) Filing Statement)

Common Stock, $0.25 par value per share
(Title of Class of Securities)

10011B101
(CUSIP Number of Class of Securities)

G. Louis Graziadio III
Chairman of the Board, President and Chief Executive Officer
Boss Holdings, Inc.
1221 Page Street
Kewanee, Illinois 61443
(309) 852-2131
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:
Dennis J. Block, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, New York 10281
(212) 504-6000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:

	Calculation of Filing Fee
Transaction Valuation (*)		Amount of Filing Fee (**)
$389,790		$28.00

(*) Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 50,953 shares of common stock for $7.65 per share in cash in lieu of issuing fractional shares to holders of less than 100 shares of common stock after the proposed reverse/forward stock split.

(**) The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Transaction Valuation of $389,790 by 0.0000713.
☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22.00 Form or Registration No.: Schedule 13E-3 Filing Party: Boss Holdings, Inc. Date Filed: January 20, 2010

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

     This Amendment No. 1 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this “Schedule 13E-3”) initially filed by Boss Holdings, Inc., a Delaware corporation (the “Company”), on January 20, 2010, in connection with a proposed transaction to deregister its shares of common stock, $0.25 par value per share (the “Common Stock”), under the federal securities laws. At a special meeting of stockholders, the Company’s stockholders of record will vote on approval of amendments to the Company’s Certificate of Incorporation to effect a 1-for-100 reverse stock split immediately followed by a 100-for-1 forward stock split of the Common Stock.

     This Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) concurrently with the filing of the Company’s revised preliminary proxy statement on Schedule 14A (as revised, the “Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

Item 1. Summary Term Sheet

     The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2. Subject Company Information

     (a) Name and Address. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY – Name and Address” is incorporated herein by reference.

     (b) Securities. The information set forth in the Proxy Statement under “MEETING AND VOTING INFORMATION – Outstanding Voting Securities and Voting Rights” is incorporated herein by reference.

     (c) Trading Market and Price. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Market Price of Common Stock; Dividends” is incorporated herein by reference.

     (d) Dividends. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Market Price of Common Stock; Dividends” is incorporated herein by reference.

     (e) Prior Public Offerings. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY – Prior Public Offerings” is incorporated herein by reference.

     (f) Prior Stock Purchases. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Stock Purchases” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

     (a) Name and Address. The information set forth in the Proxy Statement under “PROPOSAL NO. 3 ELECTION OF DIRECTORS,” “EXECUTIVE OFFICERS OF THE COMPANY,” and “INFORMATION ABOUT THE COMPANY – Name and Address,” and “ – Certain Information Concerning the Company, the Company’s Directors and Executive Officers and the Filing Persons” is incorporated herein by reference.

     (b) Business and Background of Entities. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY – Certain Information Concerning the Company, the Company’s Directors and Executive Officers and the Filing Persons” is incorporated herein by reference.

     (c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under “PROPOSAL NO. 3 ELECTION OF DIRECTORS,” “EXECUTIVE OFFICERS OF THE COMPANY” and “INFORMATION ABOUT THE COMPANY – Certain Information Concerning the Company, the Company’s Directors and Executive Officers and the Filing Persons” is incorporated herein by reference.

Item 4. Terms of the Transaction

     (a) Material Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET” and “SPECIAL FACTORS” is incorporated herein by reference.

     (c) Different Terms. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — The Transaction,” “— Effects of the Transaction,” “— Fairness of the Transaction,” and “— Material U.S. Federal Income Tax Consequences of the Transaction;” and SPECIAL FACTORS — Fairness of the Transaction,” “— Effects of the Transaction,” and “— Material U.S. Federal Income Tax Consequences of the Transaction” is incorporated herein by reference.

     (d) Appraisal Rights. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — No Appraisal or Dissenters’ Rights;” and “SPECIAL FACTORS — No Appraisal or Dissenters’ Rights” is incorporated herein by reference.

     (e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Fairness of the Transaction” is incorporated herein by reference.

     (f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

     (a) Transactions. The information set forth in the Proxy Statement under “PROPOSAL NO. 3 ELECTION OF DIRECTORS — Certain Relationships and Related Transactions” is incorporated herein by reference.

     (b) Significant Corporate Events. Not applicable.

     (c) Negotiations or Contacts. Not applicable.

     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

     (b) Use of Securities Acquired. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Effective Date” is incorporated herein by reference.

     (c) Plans. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — The Transaction”, “— Purposes of and Reasons for the Transaction,” “— Effects of the Transaction;” and “SPECIAL FACTORS — Purposes of and Reasons for the Transaction,” “— Background of the Transaction,” “— Fairness of the Transaction,” “— Effects of the Transaction,” and “— Conduct of Our Business After the Transaction” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

     (a) Purposes. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purposes of and Reasons for the Transaction;” and “SPECIAL FACTORS — Purposes of and Reasons for the Transaction” and “— Background of the Transaction” is incorporated herein by reference.

     (b) Alternatives. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Background of the Transaction,” and “— Alternatives Considered” is incorporated herein by reference.

     (c) Reasons. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purposes of and Reasons for the Transaction;” and “SPECIAL FACTORS — Purposes of and Reasons for the Transaction,” “— Background of the Transaction,” “— Fairness of the Transaction,” and “— Alternatives Considered” is incorporated herein by reference.

     (d) Effects. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — The Transaction,” “— Purposes and Reasons for the Transaction,” “— Effects of the Transaction,” “— Fairness of the Transaction,” “— Advantages of the Transaction,” “— Disadvantages of the Transaction,” and “— Material U.S. Federal Income Tax Consequences of the Transaction;” and “SPECIAL FACTORS — Purposes and Reasons for the Transaction,” “— Background of the Transaction,” “— Fairness of the Transaction,” “— Effects of the Transaction,” “— Conduct of Our Business After the Transaction,” and “— Material U.S. Federal Income Tax Consequences of the Transaction” is incorporated herein by reference.

Item 8. Fairness of the Transaction

     (a) Fairness. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction,” and “— Fairness of the Transaction” is incorporated herein by reference.

     (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purposes of and Reasons for the Transaction,” “— Fairness of the Transaction,” “— Advantages of the Transaction,” and “— Disadvantages of the Transaction;” and “SPECIAL FACTORS — Purposes of and Reasons for the Transaction,” “— Background of the Transaction,” “— Fairness of the Transaction,” “— Alternatives Considered,” and “—Opinion of TM Capital” is incorporated herein by reference.

     (c) Approval of Security Holders. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Voting Information;” and “SPECIAL FACTORS — Fairness of the Transaction,” and “— Stockholder Approval” is incorporated herein by reference.

     (d) Unaffiliated Representatives. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction,” “— Fairness of the Transaction,” and “—Opinion of TM Capital” is incorporated herein by reference.

     (e) Approval of Directors. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction,” and “— Fairness of the Transaction” is incorporated herein by reference.

     (f) Other Offers. None.

Item 9. Reports, Opinions, Appraisals and Negotiations

     (a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction,” “— Fairness of the Transaction,” and “—Opinion of TM Capital” is incorporated herein by reference.

     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction,” “— Fairness of the Transaction,” and “—Opinion of TM Capital” is incorporated herein by reference.

     (c) Availability of Documents. The information set forth in the Proxy Statement under “SPECIAL FACTORS – Opinion of TM Capital” is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration

     (a) Source of Funds. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Effects of the Transaction” and “— Source of Funds and Expenses” is incorporated herein by reference.

     (b) Conditions. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Source of Funds and Expenses” is incorporated herein by reference.

     (c) Expenses. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Source of Funds and Expenses” is incorporated herein by reference.

     (d) Borrowed Funds. The information set forth in the Proxy Statement under “SPECIAL FACTORS — Source of Funds and Expenses” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

     (a) Securities Ownership. The information set forth in the Proxy Statement under “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

     (b) Securities Transactions. The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Stock Purchases” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation

     (d) Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Voting Information;” and “SPECIAL FACTORS — Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons,” and “— Stockholder Approval” is incorporated herein by reference.

     (e) Recommendation of Others. The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — The Transaction,” and “— Voting Information;” and “SPECIAL FACTORS — Background of the Transaction,” “— Fairness of the Transaction,” “— Effects of the Transaction,” “— Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons,” and “— Stockholder Approval” is incorporated herein by reference.

Item 13. Financial Statements

     (a) Financial Information. The audited financial statements and unaudited interim financial statements are incorporated by reference in the Proxy Statement from the Company’s Annual Report on Form 10-K for the year ended December 27, 2008, and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 26, 2009. The information set forth in the Proxy Statement under “FINANCIAL INFORMATION — Summary Historical Financial Information” is incorporated herein by reference.

     (b) Pro forma Information. The information set forth in the Proxy Statement under “FINANCIAL INFORMATION — Pro Forma Consolidated Financial Statements (Unaudited)” is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

     (a) Solicitation or Recommendation. The information set forth in the Proxy Statement under “MEETING AND VOTING INFORMATION — Solicitation of Proxies” is incorporated herein by reference.

     (b) Employees and Corporate Assets. The information set forth in the Proxy Statement under “MEETING AND VOTING INFORMATION — Solicitation of Proxies” is incorporated herein by reference.

Item 15. Additional Information

     (b) Other Material Information. The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16. Exhibits

      (a) Notice of Meeting and Preliminary Proxy Statement of the Company, including all appendices and the proxy card attached thereto (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on February 26 , 2010).

     (b) Not applicable.

     (c)(i) Opinion of TM Capital Corp. dated August 26, 2009 (incorporated herein by reference to Annex C of the Proxy Statement).

     (c)(ii) Opinion of TM Capital Corp. dated December 23, 2009 (incorporated herein by reference to Annex D of the Proxy Statement).

      (c)(iii) Presentation dated August 20, 2009 of TM Capital Corp. to the Board of Directors of the Company (incorporated by reference to Exhibit (c)(iii) of the Company’s Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the SEC on January 20, 2010).

      (c)(iv) Supplement to the Presentation dated August 24, 2009 of TM Capital Corp. to the Board of Directors of the Company (incorporated by reference to Exhibit (c)(iv) of the Company’s Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the SEC on January 20, 2010).

      (c)(v) Presentation dated December 23, 2009 of TM Capital Corp. to the Board of Directors of the Company (incorporated by reference to Exhibit (c)(v) of the Company’s Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the SEC on January 20, 2010).

     (d) Not applicable.

     (f) Not applicable.

     (g) Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BOSS HOLDINGS, INC.

By:	/s/ James F. Sanders
	Name:	James F. Sanders
	Title:	Corporate Secretary

/s/ William R. Lang
William R. Lang

/s/ G. Louis Graziadio III
G. Louis Graziadio III

/s/ James F. Sanders
James F. Sanders

GINARRA PARTNERS, LLC

By:	SECOND SOUTHERN CORP., manager

By:	/s/ G. Louis Graziadio III
	Name:	G. Louis Graziadio III
Title: CEO

GRAZIADIO FAMILY TRUST, UDT 10/13/75

By:	/s/ James F. Sanders
Name: James F. Sanders
Title: Trustee

By:	/s/ William R. Lang
Name: William R. Lang
Title: Trustee

Dated: February 26 , 2010

EXHIBIT INDEX

Exhibit No.	Description
(a)	Notice of Meeting and Preliminary Proxy Statement of the Company, including all appendices and the proxy card attached thereto (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on February 26, 2010).

(c)(i)	Opinion of TM Capital Corp. dated August 26, 2009 (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(ii)	Opinion of TM Capital Corp. dated December 23, 2009 (incorporated herein by reference to Annex D of the Proxy Statement).

(c)(iii)	Presentation dated August 20, 2009 of TM Capital Corp. to the Board of Directors of the Company (incorporated by reference to Exhibit (c)(iii) of the Company’s Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the SEC on January 20, 2010).

(c)(iv)	Supplement to the Presentation dated August 24, 2009 of TM Capital Corp. to the Board of Directors of the Company (incorporated by reference to Exhibit (c)(iv) of the Company’s Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the SEC on January 20, 2010).

(c)(v)	Presentation dated December 23, 2009 of TM Capital Corp. to the Board of Directors of the Company (incorporated by reference to Exhibit (c)(v) of the Company’s Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the SEC on January 20, 2010).